Scott D. Beamer
Vice President and Chief Financial Officer
scott_beamer@cabotcmp.com
630.375.5583

CORRESPONDENCE VIA EDGAR

August 23, 2019

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Michael Fay
Brian Cascio

Re:	Cabot Microelectronics Corporation
Form 10-K for the Fiscal Year Ended September 30, 2018
Filed November 13, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed August 9, 2019
File No. 000-03205

Dear Messrs. Fay and Cascio:

Cabot Microelectronics Corporation (“we,” the “Company”) has received the Staff’s comments on the filings referenced above that were contained in the Staff’s letter to the Company dated August 15, 2019. This is our response to your comments. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold type herein.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Reconciliation of Pro Forma and Non-GAAP Adjusted Pro Forma Information, page 49

1.
We note that you present full non-GAAP income statements on pages 50-53, a presentation that appears to give more prominence to the non-GAAP measures and is inconsistent with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please review this guidance when preparing your next filing. This should also be considered in your earnings releases furnished pursuant to Item 2.02 of Form 8-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we intend to follow the Staff’s response to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations with respect to presentation of non-GAAP income statements.

CABOT MICROELECTRONICS CORPORATION
870 North Commons Drive Aurora, IL 60504
www.cabotcmp.com

If you should have any questions or comments about the response in this letter, please call me at 630-375-5583.

Sincerely,

/s/ Scott D. Beamer
Scott D. Beamer
Vice President and Chief Financial Officer

Cc: H. C. Bernstein

CABOT MICROELECTRONICS CORPORATION
870 North Commons Drive Aurora, IL 60504
www.cabotcmp.com